Exhibit (a)(1)(B)
DRAFT LETTER TO ALL ELIGIBLE OPTION HOLDERS

FROM:	Lynn Blodgett

SUBJECT:	Affiliated Computer Services, Inc. Stock Option Amendment Program

DATE:	June 18, 2007
     I am pleased to announce that we are offering you the opportunity to amend your employee stock options. The options that are eligible for amendment are those that were granted with exercise prices that were less than the fair market value of the underlying stock on the measurement date for such options and were not vested as of January 1, 2005. Any options that vested prior to January 1, 2005 are not eligible options, and are therefore not included and will retain the original terms under which they were originally granted. Current U.S. tax law (Section 409A of the Internal Revenue Code) may subject holders of options that are eligible for amendment to unfavorable tax consequences that were not anticipated at the time of the grant of the options, including recognition of income tax prior to your exercise of the option, an additional 20% tax and potential interest charges. We are offering you this opportunity to amend your eligible options with the expectation that it will enable you to avoid these potential adverse tax consequences.
     By participating in this offer, your eligible options will be amended to increase the exercise price per share to the fair market value of a share of our Class A common stock on the revised measurement dates for such options, as determined by us for accounting and tax purposes (the “new exercise price”). The fair market value is equal to the closing price of our Class A common stock on the New York Stock Exchange on such measurement date. In addition, you will receive a cash payment equal to the difference between the new exercise price per share of the amended option and the original exercise price per share, multiplied by the number of unexercised shares of our Class A common stock subject to the eligible option that was amended. Each amended eligible option will otherwise continue to be subject to the same vesting schedule, exercise period, option term and other terms and conditions as in effect for that option immediately prior to its amendment.
     This offer is subject to the terms and conditions of the Offer to Amend Eligible Options, dated June 18, 2007 (the “Offer to Amend”) and the related election and withdrawal forms, which are attached and are available in our SEC filing which can be accessed on the SEC’s web site at www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.
     We have attempted to anticipate many of the questions you may have regarding the terms of the offer to amend eligible stock options and have included some frequently asked questions as part of the Offer to Amend.
     We have enclosed a personalized election form. This election form contains a personal summary of the eligible options that you currently hold, the original exercise price of eligible options, the new exercise price of such options should you accept this offer with respect to such eligible options, a description of any potential cash payments with respect to each eligible option (if amended) and other relevant information.
     Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Amend. We strongly recommend that you discuss the offer with your personal financial, tax and legal advisors. If you choose not to participate, you will retain your current options under their current terms and conditions.
     The SEC rules require that the offer remain open for a specified number of days. As a result of those rules, at the time the offer terminates, we will have already entered the stock trading blackout period for the quarter ended June 30, 2007. The earliest date that you would be able to exercise your amended options is the opening of the window on the second full trading day after our earnings release for such quarter, but there could be further delays under our trading policy. You should consider this fact in deciding whether to participate in the offer. Thank you for your patience.

     Participating or not participating will have significant tax consequences to you, as described in the Offer to Amend.
     To accept this offer to amend your eligible options, you must properly follow the instructions contained in the Offer to Amend.
     Please carefully read all of the offer documents, including the Offer to Amend, the election form and the withdrawal form. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to:

Emma Berry	or	Kim Watson
Sr. Treasury Analyst		Senior Paralegal
Affiliated Computer Services, Inc.		Affiliated Computer Services, Inc.
2828 North Haskell		2828 North Haskell
Dallas, Texas 75204		Dallas, Texas 75204
(214) 841-8356		(214) 841-6286
     After reviewing the above materials, if you wish to participate in the offer to amend your eligible options, you will need to complete, manually sign and date the Election Form. Unless extended, we must receive the Election Form via e-mail to TOAdmin@acs-inc.com or via fax to (214) 584-5388 by 4:00 p.m., Dallas, Texas time, on July 17, 2007.

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